Exhibit (a)(5)(D)

News Release

Alexion, AstraZeneca Rare Disease, Completes Acquisition of LogicBio® Therapeutics

LogicBio acquisition to build on current collaborations and advancements in genomic medicine

WILMINGTON, Del., November 16, 2022 – Alexion, AstraZeneca Rare Disease, today announced the completion of its acquisition of LogicBio® Therapeutics, Inc. (NASDAQ: LOGC), a pioneering genomic medicine company.

The acquisition creates an opportunity to accelerate Alexion’s growth in genomic medicines through unique technology, an experienced rare disease R&D team, and expertise in pre-clinical development. Frederic Chereau, CEO of LogicBio, will join Alexion as Senior Vice President, Strategy and Business Development.

Additional Transaction Details

The tender offer for all of the issued and outstanding shares of common stock of LogicBio expired as scheduled at one minute following 11:59 p.m., New York City time, on Tuesday, November 15, 2022. The minimum tender condition and all of the other conditions to the offer have been satisfied and on November 16, 2022, Alexion accepted for payment and will as promptly as practicable (but in any event within than two business days) pay for all shares validly tendered and not validly withdrawn.

Following its acceptance of the tendered shares, on November 16, 2022, Alexion has completed its acquisition of all of LogicBio through the merger of a wholly owned subsidiary of Alexion with and into LogicBio, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with LogicBio continuing as the surviving corporation and becoming a wholly owned subsidiary of Alexion.

In connection with the merger, all LogicBio shares of common stock not validly tendered in the tender offer have been converted into the right to receive $2.07 per share in cash, without interest thereon and net of any applicable withholding taxes, that would have been paid had such shares been validly tendered in the tender offer. In connection with the acquisition, LogicBio’s shares of common stock ceased trading on the NASDAQ Global Market. Alexion will retain LogicBio employees at their current location.

For additional background on the acquisition, please read the announcement press release.

AstraZeneca · 1800 Concord Pike · Wilmington, DE · 19850-5437 T: +1 302 886 3000 · astrazeneca-us.com

Notes

About Alexion, AstraZeneca Rare Disease

Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

About AstraZeneca

AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialization of prescription medicines in Oncology, Rare Diseases and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca-us.com and follow us on Twitter @AstraZenecaUS.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, many of which are beyond the control of Alexion Pharmaceuticals, Inc. (“Alexion”) and LogicBio Therapeutics, Inc. (“LogicBio”). Statements in this communication regarding Alexion, LogicBio and the combined company that are forward-looking, including anticipated benefits of Alexion’s acquisition of LogicBio (the “Acquisition”), the impact of the Acquisition on Alexion’s and LogicBio’s businesses and future financial and operating results and the amount and timing of synergies from the Acquisition, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and factors, many of which are beyond the control of Alexion and LogicBio.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to Alexion achieving the synergies and value creation contemplated by the Acquisition; (ii) uncertainties as to Alexion promptly and effectively integrating LogicBio’s business; (iii) the effect of the Acquisition on Alexion’s, LogicBio’s or the combined company’s ability to retain and hire key personnel, their ability to maintain relationships with their business partners, collaborators, vendors and others with whom they do business or their businesses generally; (iv) risks related to diverting management’s attention from the ongoing business operations of Alexion and LogicBio; (v) risks related to unknown liabilities; (vi) the risk that additional stockholder litigation or demands in connection with the Acquisition will be instituted or received, and the outcome of any such pending or additional matters, which may require significant costs, including with respect to defense, indemnification and liability with respect thereto; and (vii) other factors as set forth in LogicBio’s filings with the SEC, including its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and other filings LogicBio has made with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to Alexion and LogicBio, and Alexion and LogicBio expressly disclaim any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.

Media Inquiries

Brendan McEvoy	+1 302 885 2677

US Media Mailbox: usmediateam@astrazeneca.com

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AstraZeneca · 1800 Concord Pike · Wilmington, DE · 19850-5437 T: +1 302 886 3000 · astrazeneca-us.com